AMENDMENT TO EMPLOYMENT AGREEMENT
This Amendment to Employment Agreement (“Amendment”) is made effective as of October 7, 2016, by and between Glori Energy Inc. (f/k/a Glori Acquisition Corp.), a Delaware corporation (the “Company”), and Michael Pavia (“Executive”).
RECITALS
WHEREAS, the Executive and the Company entered into that certain Employment Agreement (the “Agreement”) dated to be effective as of April 14, 2014;
WHEREAS, the Executive and the Company desire to amend certain provisions of the Agreement as set forth herein below; and
WHEREAS, the Parties agree that each is receiving adequate consideration for the amendments in light of the financial condition of the Company;
AGREEMENT
NOW THEREFORE, based on the recitals set forth above and the promises contained herein and in the Agreement as amended, the Parties hereto do hereby agree as follows:
A.    Section 8, SEVERANCE PAY AND BENEFITS is superseded and replaced with the following paragraph, except that those portions of Section 8(d) defining the terms “Cause” and “Good Reason” remain in full force and effect.
8.    RETENTION PAYMENT AND RELEASE
a.    The Company agrees to pay Executive a Retention Payment     equal to $67,891 less standard payroll withholding.

b.
In order to be eligible to receive and retain the Retention Payment, Executive must: (i) sign and not revoke a release provided by the Company which releases all claims arising out of Executive’s service as an employee of the Company, its subsidiaries or any of their affiliates, up through the date the release is signed; (ii) be employed and not have given notice of resignation prior to the date the payment is made; and (iii) continue to be employed and satisfy all terms of the Agreement and this Amendment through December 31, 2016.

c.
Payment of the Retention Payment will be made on the Company’s first regular payroll date occurring more than seven (7) days after Executive signs the release, and assuming Executive has not revoked his signature on the release.

d.	Executive agrees that if prior to December 31, 2016 he voluntarily separates from employment with the Company other than for Good

Reason, or if the Company terminates his employment for Cause, he has no entitlement to retain the Retention Payment and that he will immediately repay the full amount of the Retention Payment to the Company. Executive further agrees that if he does not repay the entire amount of the Retention Payment prior to the date he separates from employment, the Company may withhold from the net amount after normal withholding of the Termination Obligations an amount up to the entire amount of any non-repaid Retention Payment. Executive agrees that if the Company does so he will remain liable to the Company for the balance of any Retention Payment not recovered through withholding from the Termination Obligations.

e.
Executive agrees that the Company has the right to recover any portion of the Retention Payment which he does not repay by commencing an action in court and that it is not limited to pursuing a remedy through arbitration as otherwise required by Section 20 of the Agreement.

B.	Section 12, RESTRICTIVE COVENANTS is amended as follows:
1.    This section is deleted in its entirety and will be null and void upon one or more of the following occurrences and as of the date of that occurrence:
a.    The Company ceases operations; or
b.    The Company files for liquidation in Bankruptcy under Chapter 7             of the U.S. Bankruptcy Code.
C.    Section 21, RELEASE AGREEMENT is deleted in its entirety and is null and void.
D.    Section 27, SECTION 409A COMPLIANCE is deleted in its entirety and is null and void.
E.    Exhibit A, The references to and explanations of the terms “Cash Severance Payment” and “Parachute Tax Gross Up” are hereby deleted in their entirety.
F.    The Company and Executive agree that they have each had an opportunity to review the terms and conditions of the Agreement and this Amendment and each agrees to be bound by same.
G.    All terms of the Agreement not explicitly modified, superseded or replaced by the paragraphs above remain in full force and effect.
H.    This Amendment and the Agreement may only be further modified in a writing signed by both parties.

IN WITNESS WHEREOF, the parties have executed this Amendment, this 7th day of October 2016.
Company:                    Glori Energy Inc.
By: /s/ Kevin Guilbeau
Name: Kevin Guilbeau
Title: CEO

Executive:                    /s/ Michael Pavia

RELEASE

In consideration of the promises and covenants made in the Amendment to Employment Agreement effective October 7, 2016, Michael Pavia, (“Employee”) for himself, his heirs, executors, administrators and assigns, does hereby RELEASE, ACQUIT AND FOREVER DISCHARGE Glori Energy Inc.(“Glori Energy”) and each of its present and former officers, directors, shareholders, employees, affiliates, agents, representatives, successors and assigns (all of whom are hereinafter collectively referred to as "Releasees") from any and all claims, demands, causes of action and liabilities of any kind or character, which Employee ever had, now has or may hereafter have against any of Releasees, arising out of any act, omission, transaction or event occurring prior to or as of the Effective Date, including, without limitation, those related to Employee's employment by Glori Energy. Without limiting the generality of the foregoing, it is understood and agreed that this release constitutes and includes a release by Employee of Releasees from any and all claims, grievances, demands, charges, liabilities, obligations, actions, causes of action, damages, costs, losses of services, expenses, and compensation of any nature whatsoever, whether based on tort, contract or other theory of recovery, on account of, or in any way growing out of Employee’s employment with Glori Energy, including, but not limited to, any claims arising under any of the following statutes: Family and Medical Leave Act; Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; Sections 1981 through 1988 of Title 42 of the United States Code, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Immigration Reform and Control Act, as amended; the Fair Labor Standards Act, as amended; the Americans with Disabilities Act of 1990, as amended; the Age Discrimination in Employment Act of 1967, as amended; the Older Worker’s Benefit Protection Act; the Workers Adjustment and Retraining Notification Act, as amended; the Occupational Safety and Health Act, as amended; the Sarbanes Oxley Act of 2002; Chapter 21 of the Texas Labor Code; and any other federal, state or local civil or human rights law or any other local, state, or federal law, regulation, or ordinance. This release also constitutes a release of any claim or cause of action for the following: invasion of privacy; intentional or negligent infliction of emotional distress; wrongful termination; promissory estoppel; false imprisonment; defamation; negligent hiring, retention, and/or supervision; negligence or gross negligence; breach of express or implied contract; breach of any implied covenant; tortious interference with contract or business relations; misrepresentation; deceptive trade practices; fraud; denial of employment benefits, including, but not limited to, health and retirement benefits (other than any amounts due under Glori Energy’s group medical and dental plan for medical or dental services rendered to Employee or his dependents prior to the date this release is signed and other than rights of Employee concerning Employee’s 401(k) account maintained under Glori Energy’s 401(k) plan), and any other employment-related claims, or for any personal injuries, however characterized, or by virtue of any facts, acts or events occurring prior to or as of the Effective Date of this Release.

Notwithstanding anything to the contrary in this Agreement, this release does not include any claim under the worker’s compensation or unemployment compensation statutes or any other claim, which, as a matter of law, cannot be released by private agreement. Moreover, this release does not constitute a release or waiver of Employee’s right to file a charge or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission (“EEOC”) or any other governmental entity with jurisdiction to regulate employment conditions or relations; however, Employee does release and relinquish any right to receive any money, property, or any other thing of value, or any other financial benefit or award, as a result of any proceeding of any kind or character initiated by the EEOC or any other governmental entity with jurisdiction to regulate employment conditions or relations.

Waiver. Employee hereby acknowledges and agrees that the Release set forth above is a general release of Releasees, and Employee, for himself, his heirs, executors, administrators and assigns, does hereby expressly waive and assume the risk of any and all claims for damages against any of Releasees that exist as of the date of this Agreement but of which he does not know or suspect to exist, whether through ignorance, oversight, error, negligence, or otherwise, and which, if known, would materially affect Employee's decision to enter into this Agreement. Employee further hereby agrees that he is accepting payment under the Amendment to Employment Agreement as a full and complete compromise of any and all matters involving disputed issues of law and fact against Releasees, and that he assumes the risk that the facts or law may be otherwise than he believes.

Older Workers Benefit Protection Act Representations and General Acknowledgments. Employee acknowledges that he has fully informed himself of the terms, contents, conditions and effects of this Agreement and that, in executing this Agreement, he does not rely and has not relied upon any representation (oral or written) or statement made by Glori Energy or its attorneys, including, but not limited to, any representation or statement with regard to the subject matter, basis, or effect of this Agreement. Employee further acknowledges the following: that he has been advised to consult with an attorney prior to executing this Agreement; that he is over the age of eighteen (18) years, of sound mind and otherwise competent to execute this Agreement; and that he is entering into this Agreement knowingly and voluntarily and without any undue influence or pressures; that this Agreement constitutes a release and waiver of claims under the AGE DISCRIMINATION IN EMPLOYMENT ACT, 29 U.S.C. §§ 621-634, INCLUDING THE OLDER WORKERS BENEFIT PROTECTION ACT (“OWPBA”) arising on or before the execution of this Release; the rights and claims waived in this Agreement are in exchange for consideration over and above anything to which Employee is already entitled: that he has been provided with at least 21 days to consider the terms of this release (although he has a right to sign this Release before the expiration of the 21-day period); and that he has a right to revoke his signature on this Release by so notifying the Company’s Chief Financial Officer in writing within 7 days of the date he signs this Release.

Dated:    October 7, 2016        /s/ Michael Pavia